Exhibit 21
SUBSIDIARIES OF SUPERIOR BANCORP

Name of Subsidiary	State of Organization
Superior Bank	Federally chartered thrift institution
Superior Financial Management, Inc.	Alabama
SFS, LLC	Alabama
Superior Financial Services, LLC	Alabama
1st Community Credit Corporation	Alabama
Morris Avenue Management Group, Inc.	Alabama
Superior Capital Trust I	Delaware business trust
Superior Capital Trust II	Delaware business trust
TBC Capital Statutory Trust II	Connecticut business trust
Peoples Community Statutory Trust I	Delaware business trust
Community (AL) Capital Trust I	Delaware business trust